SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2006
Commission File Number 001-11648
 Glamis Gold Ltd.
(Translation of registrant’s name into English)
5190 Neil Rd., Suite 310, Reno, Nevada 89502
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLAMIS GOLD LTD. (Registrant)
Date: October 31, 2006	By:	/s/ Cheryl A. Sedestrom
Cheryl A. Sedestrom
Chief Financial Officer

GLAMIS GOLD LTD.
THIRD QUARTER REPORT
Financial Highlights

(in millions of U.S. dollars, except per share
and per ounce amounts)		Three Months Ended September 30,		Nine Months Ended September 30,
		2006	2005	2006	2005

Gold ounces produced		145,634	90,535	432,052	293,633
Gold ounces sold		144,113	91,625	430,787	302,552
Silver ounces produced		432,566	25,539	1,130,373	66,565
Silver ounces sold		335,044	27,847	974,629	59,954
Average gold revenue realized per ounce		$609	$446	$597	$434
Average gold market price per ounce		$621	$440	$601	$432
Average silver revenue realized per ounce		$11.75	7.01	$11.28	7.16
Average silver market price per ounce		$11.70	7.07	$11.20	7.07
Total cash cost per ounce		$182	$231	$191	$201
Total production cost per ounce		$308	$342	$315	$307

Production Data:
El Sauzal Mine:	Ore tonnes mined	610,767	571,104	1,996,062	1,495,049
	Waste tonnes mined	1,270,284	1,467,228	3,594,482	3,240,979
	Grade (grams per tonne)	4.49	3.227	4.44	3.47
	Gold ounces produced	77,085	42,185	214,768	130,222
	Total cash cost per ounce	$101	$165	$103	$145
	Total production cost per ounce	$205	$290	$208	$261
Marlin Mine:	Underground ore tonnes mined	34,152	—	120,857	—
	Surface ore tonnes mined	348,575	—	665,585	—
	Waste tonnes mined	534,763	—	1,664,779	—
	Grade (gold grams per tonne)	4.24	—	4.80	—
	Gold ounces produced	33,663	—	105,802	—
	Silver ounces produced	381,944	—	976,422	—
	Total cash cost per ounce	$236	—	$235	—
	Total production cost per ounce	$384	—	$384	—
Marigold Mine (66.7%):	Ore tonnes mined	1,364,363	1,164,996	3,928,106	3,814,481
	Waste tonnes mined	5,003,588	6,222,070	15,551,921	17,885,668
	Grade (grams per tonne)	0.824	0.873	0.711	0.872
	Gold ounces produced	20,890	29,035	65,186	98,374
	Total cash cost per ounce	$317	$276	$304	$225
	Total production cost per ounce	$479	$372	$443	$318
San Martin Mine:	Ore tonnes mined	794,312	1,325,917	3,123,639	4,243,461
	Waste tonnes mined	1,172,116	967,202	3,372,681	3,041,337
	Grade (grams per tonne)	0.864	0.733	0.773	0.669
	Gold ounces produced	13,996	19,315	46,296	65,037
	Total cash cost per ounce	$296	$307	$337	$278
	Total production cost per ounce	$436	$412	$477	$383

Financial Data:
Working capital		$76.8	$25.7	$76.8	$25.7
Cash provided from operations		$38.4	$14.8	$121.3	$53.5
(before changes in non-cash working capital and site closure and reclamation expenditures)
Net earnings		$19.2	$1.6	$66.4	$12.0
Basic earnings per share		$0.11	$0.01	$0.44	$0.09
Average shares outstanding		166,950,017	131,536,071	151,110,915	131,178,760

Glamis Gold Ltd.
Consolidated Balance Sheets
(Expressed in millions of U.S. dollars)

	September 30,	December 31,
	2006	2005
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$85.8	$32.1
Accounts and interest receivable	2.1	2.9
Inventories (note 2)	40.1	29.4
Prepaid expenses and other	2.0	1.3

	130.0	65.7

Mineral property, plant and equipment, net	2,064.9	630.8
Other assets	31.9	24.7

	$2,226.8	$721.2

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$26.4	$27.2
Site closure and reclamation costs, current (note 3)	0.2	1.0
Current portion, long term debt	15.0	—
Taxes payable	11.6	0.8

	53.2	29.0

Site closure and reclamation costs (note 3)	16.0	12.2
Long-term debt	65.0	80.0
Future income taxes	482.3	96.4

	616.5	217.6

Shareholders’ equity
Share capital (note 4):
Authorized:
Unlimited common shares without par value 5,000,000 preferred shares, Cdn$10 per share par value, issuable in series
Issued and fully paid:
167,246,978 (2005–131,918,803) common shares	1,524.5	492.9
Contributed surplus	21.2	12.5
Retained earnings (deficit)	64.6	(1.8)

	1,610.3	503.6

	$2,226.8	$721.2

See accompanying notes to consolidated financial statements
Prepared by management without audit
Approved on behalf of the Board:

/s/ C. Kevin McArthur	/s/ A. Dan Rovig
C. Kevin McArthur	A. Dan Rovig
Director	Director

Glamis Gold Ltd.
Consolidated Statements of Operations
(Expressed in millions of U.S. dollars, except per share amounts)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
		(unaudited)		(unaudited)

Revenue	$91.8	$41.1	$268.2	$131.9

Costs and expenses:
Cost of sales	31.5	21.3	93.9	60.5
Depreciation and depletion	20.4	11.0	59.4	34.2
Exploration	2.5	2.9	11.8	5.4
General and administrative	2.8	1.8	9.3	9.9
Stock-based compensation (note 4(b))	1.6	1.8	4.8	3.6
Other operating expenses	0.4	0.9	1.0	1.8

	59.2	39.7	180.2	115.4

Earnings from operations	32.6	1.4	88.0	16.5
Interest expense	(1.5)	—	(4.2)	—
Interest income	0.8	0.2	1.8	0.5
Other income (expense)	(3.7)	1.2	(3.2)	1.5

Earnings before income taxes	28.2	2.8	82.4	18.5
Provision for income taxes:
Current	11.9	0.7	26.6	3.8
Future (note 5)	(2.9)	0.5	(10.6)	2.7

	9.0	1.2	16.0	6.5

Net earnings	$19.2	$1.6	$66.4	$12.0

Earnings per share:
Basic	$0.11	$0.01	$0.44	$0.09
Diluted	$0.11	$0.01	$0.44	$0.09
Weighted average common shares outstanding:
Basic	166,950,017	131,536,071	151,110,915	131,178,760
Diluted	168,765,950	132,299,338	152,717,405	131,799,632

Consolidated Statements of Retained Earnings (Deficit)
(Expressed in millions of U.S. dollars)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Retained earnings (deficit), beginning of period	$45.4	$(18.5)	$(1.8)	$(28.9)
Net earnings	19.2	1.6	66.4	12.0

Retained earnings (deficit), end of period	$64.6	$(16.9)	$64.6	$(16.9)

See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)

	Three months ended Sept. 30,		Nine months ended Sept. 30,
	2006	2005	2006	2005
	(unaudited)		(unaudited)

Cash flows from operating activities
Net earnings	$19.2	$1.6	$66.4	$12.0
Non-cash items:
Depreciation and depletion	20.4	11.0	59.4	34.2
Future income taxes	(2.9)	0.5	(10.6)	2.7
Gain on sale of properties and investments	—	(0.9)	—	(1.2)
Stock-based compensation	1.6	1.8	4.8	3.6
Other	0.1	0.8	1.3	2.2

	38.4	14.8	121.3	53.5

Changes in non-cash operating working capital:
Accounts and interest receivable	0.6	(1.6)	1.0	(0.5)
Taxes recoverable/payable	2.5	(0.3)	10.8	(2.4)
Inventories	(4.2)	(1.8)	(10.5)	(2.3)
Prepaid expenses and other	(0.4)	(0.2)	(0.8)	(0.4)
Accounts payable and accrued liabilities	1.0	3.6	(0.8)	0.5
Site closure and reclamation expenditures	(0.8)	(1.3)	(1.5)	(2.7)

Net cash provided by operating activities	37.1	13.2	119.5	45.7

Cash flows from (used in) investing activities
Western Silver Corporation transaction costs	—	—	(12.0)	—
Purchase of mineral property, plant and equipment, net of disposals	(22.2)	(39.9)	(57.1)	(112.0)
Net proceeds from sale of investments and properties	—	(0.2)	—	0.4
Other assets	(4.2)	(0.7)	(8.4)	0.5

Net cash used in investing activities	(26.4)	(40.8)	(77.5)	(111.1)

Cash flows from financing activities
Proceeds from long-term debt	—	15.0	—	50.0
Proceeds from issuance of common shares	4.8	7.9	11.7	8.5

Net cash provided by financing activities	4.8	22.9	11.7	58.5

Increase (decrease) in cash and cash equivalents	15.5	(4.7)	53.7	(6.9)
Cash and cash equivalents, beginning of period	70.3	24.8	32.1	27.0

Cash and cash equivalents, end of period	$85.8	$20.1	$85.8	$20.1

Supplemental disclosure of cash flow information:
Cash paid (received) during the period for:
Interest, net of interest amounts paid and capitalized	$1.7	$(0.2)	$3.4	$(0.2)
Taxes paid	$6.7	$1.0	$13.4	$5.8

Non-cash financing and investing activities (note 8)

See accompanying notes to consolidated financial statements
Prepared by management without audit

Glamis Gold Ltd.
Notes to Unaudited Interim Consolidated Financial Statements
(tables expressed in millions of U.S. dollars, except per share amounts)
Three months and nine months ended September 30, 2006 and 2005
1. General
In the opinion of management, the accompanying unaudited interim consolidated balance sheet and consolidated statements of operations, retained earnings (deficit) and cash flows contain all adjustments, consisting only of normal recurring accruals, necessary to present fairly, in all material respects, the financial position of Glamis Gold Ltd. (the “Company”) as of September 30, 2006 and the results of its operations and its cash flows for the three month and nine month periods ended September 30, 2006 and 2005.
These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related footnotes included in the Company’s annual report to shareholders for the year ended December 31, 2005.
The financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 of the notes to the Company’s consolidated financial statements for the year ended December 31, 2005, except as described in note 7 of the notes to these financial statements. These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which conform, in all material respects, with accounting principles generally accepted in the United States, except as described in note 10. All currency amounts are stated in U.S. dollars unless otherwise specified.
2. Inventories

	September 30, 2006
	(unaudited)	December 31, 2005

Finished goods	$3.4	$1.5
Work-in-progress	19.4	16.2
Supplies and spare parts	17.3	11.7

	$40.1	$29.4

3. Site closure and reclamation

	Nine months ended	Year ended
	September 30, 2006	December 31, 2005
	(unaudited)

Balance, beginning of year	$13.2	$8.5
Liabilities incurred in the period	2.9	4.8
Change in estimated future cash flows	0.7	2.5
Site closure and reclamation costs incurred	(1.4)	(3.3)
Accretion expense	0.8	0.7

Balance, end of period	$16.2	$13.2

Allocated between:
Current portion	$0.2	$1.0
Non-current portion	16.0	12.2

	$16.2	$13.2

The change in estimated cash flows during the period resulted from changes in the inflation and discount rates and other costs.

4. Share Capital
(a) Shares outstanding

	Nine months ended September 30, 2006		Nine months ended September 30, 2005
	(unaudited)		(unaudited)
	Number of		Number of
	Shares	Amount	shares	Amount

Issued and fully paid:
Balance at beginning of period	131,918,803	$492.9	130,863,953	$472.7
Issued during the period:
Pursuant to the terms of directors’ and employees’ stock option plan , including former employees and directors of Western Silver Corporation	1,309,990	35.6	1,310,247	16.3
Pursuant to the terms of directors’ and employees’ restricted stock plan	23,000	0.7	57,000	0.9
Pursuant to the terms of employee stock appreciation rights plan	114,653	0.6	28,144	0.6
Pursuant to the plan of arrangement with Western Silver Corporation (note 8)	33,881,532	994.7	—
Cancelled during the period:	(1,000)	—	—	—

Balance at end of period	167,246,978	$1,524.5	132,259,344	$490.5

Directors’ and employees’ stock options outstanding, end of period	3,049,218	—	2,778,753	—

Directors’ and employees’ stock options exercisable, end of period	2,582,885	—	2,301,087	—

(b) Stock-based compensation
The Company granted 300,000 options during the three months ended September 30, 2006 (2005 – nil). The Company used the Black-Scholes option pricing model to determine the fair value of options granted during the three months ended September 30, 2006 with the following weighted average assumptions: risk-free interest rate – 4.18%, expected volatility – 47.5% and expected life of the option – 2.5 years. The Company granted 523,000 options during the nine months ended September 30, 2006 (2005 – 748,000). The Company used the Black-Scholes option pricing model to determine the fair value of all the options granted during the nine months ended September 30, 2006 and 2005 with the following weighted average assumptions: risk-free interest rate – 4.12% (2005 – 2.92%), expected volatility – 44.8% (2005 – 33.8%) and expected life of the option – 2.42 years (2005 – 1.91 years).The fair value of options granted in the three months ended September 20, 2006 was $3.8 million and for the nine months ended September 30, 2006 was $5.7 million (2005 — $2.3 million). Total stock-based compensation expense related to stock options recognized by the Company in the three months ended September 30, 2006 was $1.5 million (2005 — $0.6 million) and for the nine months ended September 30, 2006 was $3.4 million (2005 – $1.3 million).
There was no restricted stock issued in the three months ended September 30, 2006 or 2005. During the nine months ended September 30, 2006, the Company issued 23,000 common shares as restricted stock, all of which vested immediately. The fair value of the common shares issued as restricted stock in the nine month period ended September 30, 2006 was $0.6 million (2005 — $0.9 million). Total stock-based compensation expense related to restricted stock recognized by the Company in the three months ended September 30, 2006 was nil (2005 – $0.4 million), and $0.8 million in the nine months ended September 30, 2006 (2005 — $0.5 million).
The Company also has a stock-based management incentive plan that allows it to grant rights for a holder to receive the appreciation in the value of the stock-based right over the stated base price in either cash or common shares, as determined by the Board of Directors at the time of grant. One-third of stock appreciation rights (“SARs”) vest on the date of grant with the remainder vesting annually over two years. There were no SARs granted in the three months or nine months ended September 30, 2006 (nine months ended September 30, 2005 – 843,000). As at September 30, 2006, there were

408,000 SARs outstanding, of which 174,000 were vested. Total stock-based compensation expense related to SARs recognized by the Company in the three months ended September 30, 2006 was $0.1 million (2005 -$0.8 million) and for the nine months ended September 30, 2006 was $0.6 million (2005 — $1.8 million).
5. Future income taxes
During the three months ended June 30, 2006, the Company reassessed the probability that previously unrecognized future income tax assets would be available to offset future income tax liabilities. As a result, the Company recognized a future income tax recovery of $7.0 million during the three months ended June 30, 2006. No further recoveries were recognized during the three months ended September 30, 2006.
6. Segment Reporting
As at September 30, 2006 and 2005 and for the three and nine month periods ended September 30, 2006 and 2005:

					Western
Three months ended	El	San			Silver
September 30, 2006	Sauzal	Martin	Marigold	Marlin	Properties	Other	Total

Revenue	$47.2	$8.8	$12.7	$23.0	$—	$0.1	$91.8
Cost of sales	8.3	4.4	6.2	12.5	—	0.1	31.5
Depreciation and depletion	8.0	2.0	3.3	4.9	—	2.2	20.4
Other operating expenses	0.1	0.2	0.1	0.4	—	6.5	7.3

Earnings (loss) from operations	30.8	2.2	3.1	5.2	—	(8.7)	32.6
Other income (loss)	(0.1)	—	0.1	(2.7)	—	(1.7)	(4.4)

Earnings (loss) before taxes	$30.7	$2.2	$3.2	$2.5	$—	$(10.4)	$28.2

Cash from operating activities(1)	$28.2	$2.9	$6.6	$6.4	$—	$(5.7)	$38.4

Capital expenditures	$0.4	$—	$4.7	$5.0	$11.2	$0.9	$22.2

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

Three months ended	El	San
September 30, 2005	Sauzal	Martin	Marigold	Marlin	Rand	Other	Total

Revenue	$19.9	$8.9	$12.1	$—	$0.2	$—	$41.1
Cost of sales	7.6	6.0	7.6	—	0.1	—	21.3
Depreciation and depletion	5.2	2.0	2.6	—	0.2	1.0	11.0
Other operating expenses	0.2	0.1	0.2	0.1	0.1	6.7	7.4

Earnings (loss) from operations	6.9	0.8	1.7	(0.1)	(0.2)	(7.7)	1.4
Other income (loss)	0.1	0.1	—	—	—	1.2	1.4

Earnings (loss) before taxes	$7.0	$0.9	$1.7	$(0.1)	$(0.2)	$(6.5)	$2.8

Cash from operating activities(1)	$12.1	$2.4	$4.6	$(0.1)	$0.1	$(4.3)	$14.8

Capital expenditures	$1.0	$0.4	$8.6	$29.9	$—	$0.1	$40.0

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

					Western
Nine months ended	El	San			Silver
September 30, 2006	Sauzal	Martin	Marigold	Marlin	Properties		Other	Total

Revenue	$129.8	$28.6	$37.6	$71.6	—		$0.6	$268.2
Cost of sales	23.7	15.9	18.9	35.3	—		0.1	93.9
Depreciation and depletion	22.5	6.3	8.8	15.4	—		6.4	59.4
Other operating expenses	1.1	0.5	0.5	2.1	—		22.7	26.9

Earnings (loss) from operations	82.5	5.9	9.4	18.8	—		(28.6)	88.0
Other income (loss)	(0.3)	—	0.2	(5.3)	—		(0.2)	(5.6)

Earnings (loss) before taxes	$82.2	$5.9	$9.6	$13.5	—		$(28.8)	$82.4

Cash from operating activities(1)	$82.0	$9.2	$18.7	$29.0	—		$(17.6)	$121.3

Capital expenditures	$2.5	$0.1	$17.6	$13.7	$32.7	(2)	$2.5	$69.1

Total assets	$194.0	$43.6	$98.1	$347.1	$1,456.7		$87.3	$2,226.8

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.

(2)	Includes $12.0 million in transaction costs capitalized as part of the Western Silver acquisition (note 8).

6. Segment reporting (continued)

Nine months ended	El	San
September 30, 2005	Sauzal	Martin	Marigold	Marlin	Rand	Other	Total

Revenue	$59.4	$28.4	$42.8	$—	$1.3	$—	$131.9
Cost of sales	19.9	18.1	21.9	—	0.6	—	60.5
Depreciation and depletion	15.4	6.7	9.2	—	0.4	2.5	34.2
Other operating expenses	0.8	0.2	0.4	0.2	0.2	18.9	20.7

Earnings (loss) from operations	23.3	3.4	11.3	(0.2)	0.1	(21.4)	16.5
Other income (loss)	0.3	(0.2)	0.1	—	0.2	1.6	2.0

Earnings (loss) before taxes	$23.6	$3.2	$11.4	$(0.2)	$0.3	$(19.8)	$18.5

Cash from operating activities(1)	$38.9	$5.9	$20.8	$(0.2)	$0.7	$(12.6)	$53.5

Capital expenditures	$3.2	$2.1	$18.9	$88.1	$—	$—	$112.3

Total assets	$222.1	$48.1	$77.3	$319.3	$2.1	$22.2	$691.1

(1)	Before changes in non-cash working capital and site closure and reclamation expenditures.
7. Change in Accounting Policies
In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) issued an abstract on deferred stripping (EIC 160) which is effective for years beginning on or after July 1, 2006, with early adoption permitted. Under the abstract, stripping costs may be capitalized during the production phase of a mine if it can be shown to provide a betterment to the mineral property. A betterment occurs when the stripping activity provides access to ounces of reserves that will be produced in future periods. These costs are deferred and amortized over the production of the ounces to which the costs relate. The Company has adopted, on a prospective basis, this abstract on deferred stripping. Previously, the Company amortized these costs over the life-of-mine reserves. On adoption at January 1, 2006, the Company’s capitalized deferred stripping balance was $19.8 million, including $5.2 million of stripping costs incurred during the production phase. The Marigold Mine (66.67% owned by the Company) is the only operation of the Company that incurs substantial stripping.

Nine months ended September 30, 2006
Deferred stripping incurred during the production phase	(unaudited)

Balance, beginning of year	$5.2
Deferred during the period	12.7
Amortization	(2.5)

Balance, September 30, 2006	$15.4

8. Acquisition of Western Silver Corporation
On May 3, 2006 the Company acquired all the issued and outstanding shares of Western Silver Corporation (“Western Silver”) a British Columbia, Canada, corporation pursuant to a plan of arrangement. The Company exchanged 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn.$37.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of the Company, one share of Western Copper for each share of Western Silver owned. The Company retains a right to acquire a 5% stake in Western Copper.

8. Acquisition of Western Silver Corporation (continued)
A preliminary allocation of the purchase price is as follows:

Net assets acquired, at fair value:
Mineral properties	$1,432.4
Future income taxes	(396.5)

$1,035.9

Consideration paid:
Issuance of 33,881,532 common shares of the Company	$994.7
Issuance of 1,385,055 stock options	29.2
Transaction costs	12.0

$1,035.9

9. Plan of Arrangement with Goldcorp, Inc.
On August 31, 2006, the Company announced it had entered into an agreement with Goldcorp Inc., (“Goldcorp”) an Ontario, Canada, corporation, whereby Goldcorp would acquire all of the issued and outstanding shares of the Company through a court-approved plan of arrangement. Goldcorp operates mines in Canada, Mexico, Brazil, Australia and the United States and has other investments in Canada, Argentina, Chile and the Dominican Republic. Under the plan of arrangement, each common share of the Company will be exchanged for 1.69 common shares of Goldcorp and Cdn. $0.0001. The complete arrangement agreement and information circulars of the Company have been filed on both SEDAR and EDGAR. On October 26, 2006, 98.64% of the Company’s shareholders voting approved the plan of arrangement. The transaction is contingent upon approval by certain government agencies in Canada, the United States and Mexico, and is expected to close in November 2006. As of the date hereof, the Company has received the requisite approvals from government agencies in the United States and Canada.
10. Differences Between Canadian and United States Generally Accepted Accounting Principles
Accounting in these unaudited interim consolidated financial statements under Canadian and U.S. generally accepted accounting principles is substantially the same, except as noted below.
United States accounting principles require the use of the asset and liability method of accounting for income taxes, which is comparable to the Canadian standard adopted in 2000. As previously disclosed, the $4.5 million charge recorded to opening deficit on adoption of the Canadian standard would have been recorded as an increase to the San Martin property at the time of the business acquisition under U.S. accounting principles. As a result, under United States accounting principles, at September 30, 2006, mineral property, plant and equipment for the San Martin Mine would be increased by $1.2 million (December 31, 2005 – $1.5 million) over the amount presented under Canadian accounting principles, with a corresponding reduction in deficit. The resulting increase in depreciation and depletion charges as these costs are amortized would have reduced reported earnings for the three months ended September 30, 2006 by $0.1 million (2005 – $0.2 million) and by $0.3 million for the nine months ended September 30, 2006 (2005 – $0.4 million).
Statement of Financial Accounting Standards No. 115, “Accounting for Investments in Debt and Equity Securities”, requires that portfolio investments that have readily determinable fair values and are held principally for sale in the near term be presented at fair value with their unrealized holding gains and losses included in earnings. Investments that have readily determinable fair values and, while not held principally for sale in the near term, are available-for-sale, must also be presented at fair value with their holding gains and losses reported in a separate component of shareholders’ equity until realized. Both of these types of investments are presented on a cost basis under Canadian accounting principles. Under United States accounting principles, other assets and unrealized holding gains in shareholders’ equity at September 30, 2006 would each be increased by $6.0 million (December 31, 2005 – $3.3 million), based on the quoted market price of the Company’s share investments, which would be included in accumulated other comprehensive income as at September 30, 2006. At September 30, 2006, the quoted market value of the shares of the investments deemed available for sale was $7.6 million (December 31, 2005 – $4.9 million).
Generally accepted accounting principles in the United States require that the Company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings (deficit) and contributed surplus in the equity section of the balance sheet. Under United States accounting principles, other comprehensive income for the three months ended September 30, 2006, which consists of the changes in the unrealized holding gains on investments held, would be a loss of $0.4 million (2005 – gain of $2.7 million) and for the nine months ended September 30, 2006 would be a gain of $2.7 million (2005 – $2.7 million).
The Emerging Issues Task Force has issued EITF 04-6, “Accounting for Stripping Costs Incurred During Production in the Mining Industry”. In EITF 04-6, the Task Force reached a consensus that stripping incurred during the production phase of a mine are variable production costs that should be included in the cost of inventory in the period in which the stripping costs are incurred. EITF 04-6 does not address the stripping costs incurred during the pre-production phase, capitalization of which is permitted under United States accounting principles. As noted in note 7 above, in March 2006, the EIC issued an abstract on deferred stripping which allows stripping costs incurred during the production phase of a mine that provide a “betterment” for future period benefits to be deferred and amortized over the production of the ounces to which the costs relate. This policy has been adopted prospectively by the Company as at January 1, 2006 for Canadian generally accepted accounting principles. EITF 04-6 is effective for years beginning after December 15, 2005 with the cumulative effect of adoption accounted for as a cumulative change in accounting policy. As a result, at January 1, 2006, under United States accounting principles, the cost of mineral property, plant and equipment would decrease by $21.9 million, accumulated depreciation and amortization would decrease by $16.7 million, work-in-process inventory would increase by $1.2 million and opening deficit would increase by $4.0 million. At September 30, 2006 the cost of mineral property, plant and equipment would decrease by $34.7 million, accumulated depreciation and amortization would decrease by $19.2 million and work-in-process inventory would increase by $3.6 million. Earnings from operations in the three months ended September 30, 2006 would be reduced by $1.3 million and earnings for the nine months ended September 30, 2006 would be reduced by $7.9 million.
A reconciliation of net earnings for the period as shown in these consolidated financial statements to net earnings for the period in accordance with United States accounting principles and to comprehensive income for the period using United States accounting principles is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Net earnings in these consolidated financial statements	$19.2	$1.6	$66.4	$12.0
Adjustment for differences in accounting for income taxes	(0.1)	(0.2)	(0.3)	(0.4)
Cumulative effect, on adoption, of adjustment for differences in accounting for deferred stripping costs	—	—	(4.0)	—
Current period adjustment for difference in accounting for deferred stripping costs	(1.3)	—	(7.9)	—

Net earnings using United States accounting principles	17.8	1.4	54.2	11.6
Other comprehensive income, net of tax:
Change in unrealized holding gains on investments	(0.4)	2.7	2.7	2.7

Comprehensive earnings using United States accounting principles	$17.4	$4.1	$56.9	$14.3

Basic earnings per share before cumulative effect of change in accounting principle	$0.11	$0.01	$0.39	$0.09
Diluted earnings per share before cumulative effect of change in accounting principle	$0.11	$0.01	$0.38	$0.09

Basic earnings per share	$0.11	$0.01	$0.36	$0.09
Diluted earnings per share	$0.11	$0.01	$0.36	$0.09

THIRD QUARTER 2006 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
(AS OF OCTOBER 27, 2006)
This management’s discussion and analysis of the Company’s operations for the three months and nine months ended September 30, 2006 and 2005 is dated October 27, 2006 and should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto (the “financial statements”). The financial information is expressed in United States dollars, unless otherwise stated. The financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference should be made to Note 10 of the notes to the financial statements for a reconciliation of Canadian and U.S. generally accepted accounting principles. Additional information, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com and the Form 40-F filed with the Securities and Exchange Commission in the United States on EDGAR at www.sec.gov.
SUMMARY
The Company reported earnings for the third quarter of 2006 of $19.2 million, or $0.11 per share, compared to $1.6 million, or $0.01 per share for the three months ended September 30, 2005. In the nine months ended September 30, 2006, the Company had earnings of $66.4 million, or $0.44 per share, compared to $12.0 million ($0.09 per share) for the same period in 2005. The 2005 amounts reflected a charge of $4.0 million ($0.03 per share) related to the Company’s February 2005 tender offer for Goldcorp Inc. The 2006 amounts reflect a $7.0 million recovery in future income tax liabilities, as well as $2.8 million in transaction costs expense related to the plan of arrangement agreement dated August 30, 2006, with Goldcorp Inc.
At the operating mines, production totaled 145,634 ounces of gold and 432,566 ounces of silver in the third quarter of 2006, compared to 90,535 ounces of gold and 25,539 ounces of silver produced during the third quarter of 2005. For the nine months ended September 30, 2006 the Company has produced 432,052 ounces of gold and 1,130,373 ounces of silver. Production for the first nine months of 2005 was 293,633 ounces of gold and 66,565 ounces of silver. The increase in silver production was primarily from the Marlin Mine, which began operating in the fourth quarter of 2005. The average total cash cost per ounce of gold was $182 per ounce of gold in the third quarter of 2006 compared to $231 per ounce during the third quarter of 2005. Year-to-date, as of the end of the third quarter, cash costs per ounce averaged $191 per ounce of gold compared to an average of $201 per ounce during the nine months ended September 30, 2005. Cash cost per ounce decreases were a result of greater-than-planned production from the low-cost El Sauzal mine, and improved performance at the new Marlin operation. The Company expects to produce approximately 610,000 ounces of gold during 2006 at an average total cash cost per ounce of gold of approximately $190.
The Company realized $609 per ounce of gold sold during the third quarter of 2006 compared to $446 per ounce of gold sold in the third quarter of 2005. The average London P.M. gold fix was $621 per ounce and $440 per ounce for the comparable periods. Year-to-date, the Company realized $597 per ounce of gold sold compared to $434 per ounce of gold sold in 2005. Average London P.M. gold fixes were $601 per ounce of gold in the nine months ended September 30, 2006 and $432 per ounce for the same period in 2005.
The Company expensed $2.5 million of exploration during the third quarter of 2006. Exploration expense was $2.9 million in the third quarter of 2005. General and administrative expense, including stock-based compensation, was $4.4 million for the third quarter of 2006 compared to $3.6 million in the three months ended September 30, 2005. Capital expenditures totaled $22.2 million for the third quarter of 2006 compared to $40.0 million during the third quarter of 2005. Refer to the financial and operating review sections for further detail and discussion.
On May 3, 2006, the Company acquired all the issued and outstanding shares of Western Silver Corporation (“Western Silver”) a British Columbia, Canada, corporation pursuant to a plan of arrangement. The Company exchanged 0.688 of a common share of the Company for each issued Western Silver share. Prior to the Company’s acquisition of all of the issued and outstanding shares of Western Silver, Western Silver transferred approximately Cdn.$37.0 million in cash and two properties located in Canada and Mexico to a new exploration company, named Western Copper Corporation (“Western Copper”). The shareholders of Western Silver received, in addition to the 0.688 of a common share of the Company, one share of Western

Copper for each share of Western Silver owned. The Company retains a right to acquire a 5% stake in Western Copper.
The Company issued 33,881,532 common shares valued at $994.7 million and 1,385,055 option rights valued at $29.2 million under the terms of the plan of arrangement. The $1,035.9 million cost of the acquisition was preliminarily allocated $1,432.4 million to mineral properties and $396.5 million to future income taxes.
On August 31, 2006, the Company announced it had entered into an agreement with Goldcorp Inc., (“Goldcorp”) an Ontario, Canada, corporation, whereby Goldcorp would acquire all of the issued and outstanding shares of the Company through a court-approved plan of arrangement. Goldcorp operates mines in Canada, Mexico, Brazil, Australia and the United States and has other investments in Canada, Argentina, Chile and the Dominican Republic. Under the plan of arrangement each common share of the Company will be exchanged for 1.69 common shares of Goldcorp and Cdn. $0.0001. The complete arrangement agreement and information circulars of the Company have been filed on both SEDAR and EDGAR. On October 26, 2006, 98.64% of the Company’s shareholders voting approved the plan of arrangement. The transaction is contingent upon approval by certain government agencies in Canada, the United States and Mexico, and is expected to close in November 2006. As of the date hereof, the Company has received the requisite approvals from government agencies in the United States and Canada.
SUMMARY OF QUARTERLY RESULTS
The Company’s quarterly information for the last eight quarters is shown below:

(amounts in millions of US$ except	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q
per ounce and per share amounts)	2004	2005	2005	2005	2005	2006	2006	2006
Average realized price/oz. of gold	$438	$429	$430	$446	$495	$557	$624	$609
Ounces of gold sold	76,369	98,117	112,810	91,625	140,640	141,206	145,468	144,113
Revenues (1)	$33.4	$42.1	$48.7	$41.1	$70.7	$81.4	$95.0	$91.8
Net earnings(2)	$6.1	$2.2 (3)	$8.2	$1.6	$15.1	$16.9	$30.3	$19.2 (4)
Basic earnings per share	$0.05	$0.02	$0.06	$0.01	$0.12	$0.13	$0.20	$0.11
Diluted earnings per share	$0.05	$0.02	$0.06	$0.01	$0.11	$0.13	$0.19	$0.11

(1)	Net sales and total revenues are the same.

(2)	Income from continuing operations and net earnings are the same.

(3)	Net earnings include $4.0 million of expenses incurred in during the tender offer for Goldcorp.

(4)	Net earnings include $2.8 million of transaction costs expensed related to the plan of arrangement with Goldcorp.
RESULTS OF OPERATIONS
Gold Production and Costs Per Ounce

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005

Gold ounces produced	145,634	90,535	432,052	293,633
Gold ounces sold	144,113	91,625	430,787	302,552
Silver ounces produced	432,586	25,539	1,130,373	66,565
Silver ounces sold	335,044	27,847	974,629	59,954
Total cash cost per ounce of gold	$182	$231	$191	$201
Total production cost per ounce of gold	$308	$342	$315	$307

Note:	Cash cost of production per ounce and total cost of production per ounce are non-GAAP financial measures and are discussed further under “Costs of Production”.
OPERATIONS REVIEW
El Sauzal Mine, Chihuahua, Mexico
The El Sauzal Mine had another very good quarter with production of 77,085 ounces of gold, produced at a cash cost of $101 per ounce of gold. All operating areas of the mine continue to perform extremely well. High grades and above-budget mill throughput were key in the improved production. Construction work continued on the leach pad, being built to handle lower grade ores. However, progress was slowed due to the rainy season. Gold production from heap leaching is expected to begin in the second quarter of 2007. The Company expects production from El Sauzal to be in excess of 275,000 ounces of gold during 2006.

	Three months ended		Nine months ended
	September 30,		September 30,
Production Data:	2006	2005	2006	2005

El Sauzal Mine: Ore tonnes mined	610,767	571,104	1,996,062	1,495,049
Waste tonnes mined	1,270,284	1,467,228	3,594,482	3,240,979
Grade (grams per tonne)	4.49	3.227	4.44	3.47
Gold ounces produced	77,085	42,185	214,768	130,222
Total cash cost per ounce	$101	$165	$103	$145
Total production cost per ounce	$205	$290	$208	$261

Marlin Mine, Western Guatemala
Marlin’s first nine months of operations were hampered by low throughput and availability of the mill facilities. As previously announced by the Company, a number of repairs and permanent improvements to the process facilities have been made, and a de-bottlenecking of the crusher area is planned for early 2007. Late in the third quarter production was exceeding a 4,000 tonne per day rate, and the Company believes Marlin will have a much stronger fourth quarter. Marlin produced 33,663 ounces of gold and 381,944 ounces of silver during the quarter, with expected production for the year now estimated at 170,000 ounces of gold and approximately 1,300,000 ounces of silver.
On July 18, 2006, the Company reached an agreement with the Guatemalan government to forego the balance of its income tax exemption period (18 months), effective July 1, 2006, in return for a commitment by the government to provide additional services and infrastructure in the area of the mine and capacity-building within the ministries that regulate mining. The Company made its first revenue-based estimated tax payment of $1.2 million in August, 2006 and recognized this amount in other expenses.

	Three months ended		Nine months ended
	September 30,		September 30,
Production Data:	2006	2005	2006	2005

Marlin Mine: Underground ore tonnes mined	34,152	—	120,857	—
Surface ore tonnes mined	348,575	—	665,585	—
Waste tonnes mined	534,763	—	1,664,779	—
Grade (gold grams per tonne)	4.24	—	4.80	—
Gold ounces produced	33,663	—	105,802	—
Silver ounces produced	381,944	—	976,422	—
Total cash cost per ounce	$236	—	$235	—
Total production cost per ounce	$384	—	$384	—

Marigold Mine, Nevada
The Company’s share of the 66.7%-owned Marigold Mine’s production was 20,890 ounces of gold during the third quarter of 2006. Cash costs of production rose to $317 per ounce of gold in the third quarter of 2006, compared to total cash cost of production per ounce of gold of $276 during the same period in 2005. The change in accounting for deferred stripping costs implemented at the beginning of 2006 has continued to negatively impact the cash cost per ounce at Marigold. Deliveries of lower-grade and slower-leaching ores continued in the third quarter while problems with equipment availabilities due to staffing shortages in the maintenance area continued to result in shortfalls of ore being placed on the pad. The Company expects that, based on the mine plan, ore deliveries to the pad will improve in the fourth quarter of the year. The Company currently expects the mine to produce approximately 105,000 ounces of gold for the Company’s account during 2006.
Late in October, the Company received word that the Nevada Department of Environmental Protection (“NDEP”) and Bureau of Land Management (“BLM”) will require additional bonding of approximately $9.7 million (Company’s share) for site closure and reclamation for the current plan of operations. The Company is reviewing these increases and expects to post the required collateral by year end.

	Three months ended		Nine months ended
	September 30,		September 30,
Production Data:	2006	2005	2006	2005

Marigold Mine (66.7%): Ore tonnes mined	1,364,363	1,164,996	3,928,106	3,814,481
Waste tonnes mined	5,003,588	6,222,070	15,551,919	17,885,668
Grade (grams per tonne)	0.824	0.873	0.711	0.872
Gold ounces produced	20,890	29,035	65,186	98,374
Total cash cost per ounce	$317	$276	$304	$225
Total production cost per ounce	$479	$372	$443	$318

San Martin Mine, Honduras
Third quarter 2006 production declined to 13,996 ounces of gold at a cash cost per ounce of $296. Year-to-date, as of the end of the third quarter, production is below 2005 levels by approximately 18,700 ounces. San Martin continues to experience low deliveries of ore to the heap leach pad due to continued poor availability of equipment. This is expected to continue for the balance of the year, as recoverable ounces being stacked on the pad have been less than previously planned. The Company now expects San Martin to produce approximately 60,000 ounces of gold during 2006.

	Three months ended		Nine months ended
	September 30,		September 30,
Production Data:	2006	2005	2006	2005

San Martin Mine: Ore tonnes mined	794,312	1,325,917	3,123,639	4,243,461
Waste tonnes mined	1,172,116	967,202	3,372,681	3,041,337
Grade (grams per tonne)	0.864	0.733	0.773	0.669
Gold ounces produced	13,996	19,315	46,296	65,037
Total cash cost per ounce	$296	$307	$337	$278
Total production cost per ounce	$436	$412	$477	$383

PROJECTS
Peñasquito Project, Zacatecas, Mexico
Development of the Peñasquito Project moved ahead steadily with several milestones being achieved. Agreements with all the ejidos, the main landholders in the area of the mine, were reached. Contracts for the major mining equipment to be supplied over the next five years were finalized, with deliveries to start early in 2007. Contracts for the mills and ancillary equipment have also been placed. Permits for an airstrip and camp construction were received in late October 2006. Meanwhile, condemnation, in-fill and exploration drilling are all underway at the main Peñasquito and Chile Colorado areas.
The Peñasquito Project is budgeted for approximately $82.0 million in capital expenditures in 2006 and a further $800.0 million over the next five years to bring the project into production and to expand to the 100,000 tonne-per-day level. Sustaining capital is expected to be approximately $327.0 million over the life of the mine. Initial gold production is planned for late 2008 from oxide ores. The current feasibility information can be found on the Company’s web-site at www.glamis.com.
Cerro Blanco Project, Guatemala
Early in the quarter, the Company received verbal commitment from a drilling contractor to conduct dewatering testing but the contractor will not be able to start drilling until the first quarter of 2007. Work continues on the scoping study with completion planned for the fourth quarter 2006. Due to delays in retaining the drilling contractor and in obtaining the required permits, the Company now expects the Cerro Blanco feasibility study to be delayed until late 2007. Exploration efforts at Cerro Blanco have focused on extensional and infill drilling to convert a portion of the inferred resource to the measured and indicated category. However, approximately 40 more holes are required to convert the remaining resources to reserves, and it is not planned to have this worked completed by year end.
Dee Joint Venture, Nevada (40% participation)
Barrick Gold Corporation, the operator of the Dee Joint Venture, has been actively drilling in several sites on the property. At the South Arturo deposit, the planned 2006 drill program was completed in the first half of the year. The scope of the project has been expanded and the original exploration budget has been increased. Four drill rigs continue to drill targets with the objectives to better define the ore with infill and extensional drilling around the old Dee pit and in the recently-discovered “hinge” zone. The Company has spent $3.1 million on its share of the program in the first nine months of 2006 and expects to spend a total of $4.7 million on its share of the program during 2006.
Imperial Project, California
The Company continues its efforts to recover its investment in the Imperial property. The Company filed a Notice of Arbitration against the United States pursuant to the North American Free Trade Agreement. The three-person arbitration panel has been selected, and hearings are currently scheduled for March 2007. The Company cannot predict how long it may take to complete this legal process or whether it will be successful in its action.
EXPLORATION
The Company expended $17.8 million on exploration during the nine months ended September 30, 2006 of which $11.8 million was expensed and $6.0 million was capitalized. Exploration expenditures of $6.0 million in the third quarter of 2006 were primarily at Peñasquito ($2.8 million capitalized), Dee ($1.2 million expensed) and at Marigold ($0.7 million capitalized). In Guatemala, Marlin expensed $0.2 million on drilling in the West Vero area and capitalized $0.1 million at the mine; $0.8 million was expensed at Cerro Blanco. Other minor expenditures were incurred in, Mexico and the United States. Additional work is planned on all these projects through the balance of the year.
RECLAMATION ACTIVITIES
The Company’s reclamation and closure activities continued to be centered on the Rand Mine. The Company continues to recover a slight amount of gold from the leach pad as site closure and reclamation proceeds according to plan. The California Regional Water Quality Board released all the bonding related to the detoxification and closure of the Rand heap. A post-closure monitoring plan and financial assurance remains in place for the remaining site closure work.
FINANCIAL REVIEW
Revenues
The Company sold 144,113 ounces of gold in the third quarter of 2006 compared to 91,625 ounces of gold sold during the third quarter of 2005. 335,044 ounces of silver were also sold in the period, compared to 27,847 ounces of silver sold in the third quarter of 2005. Total revenues increased accordingly to $91.8 million in the third quarter of 2006 compared to $41.1 million in the third quarter of 2005 on a 57% increase in ounces sold as well as a 36% increase in the realized gold price. Realized revenue was $609 per ounce of gold during the three months ended September 30, 2006 compared to $446 per ounce during the same period of 2005. The London p.m. gold price averaged $621 per ounce of gold during the three months ended September 30, 2006 compared to $440 per ounce during the same period in 2005. For the nine months ended September 30, 2006 revenues were $268.2 million compared to $131.9 million during the nine months ended September 30, 2005. This increase was a result of the 42% increase in ounces of gold sold (430,787 in the 2006 period compared to 302,552 during the 2005 period) as well as the 38% increase in the realized gold price ($597 per ounce in 2006, $434 per ounce in the 2005 period).
Cost of Production
Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, the Company believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

The Company’s total cash cost of production includes mining, processing, direct mine overhead costs and royalties, but excludes selling, general and administrative costs at the corporate level. Total production costs include depreciation and depletion and amortization of site closure and reclamation accruals but exclude future income tax effects.
The difference between cost of sales as presented in the consolidated statements of operations and cash costs of production for the Company is due to the cost of any incremental ounces put into or sold out of finished goods inventory compared to those ounces actually produced during the year, along with by-product credits. The table below reconciles total cash costs per ounce of production and total costs per ounce of production based on the Gold Institute Production Cost Standard to cost per ounce sold per the financial statements:
Reconciliation of Production Costs (non-GAAP) to Cost of Sales

	Three months ended		Nine months ended
	September 30,		September 30,
(dollar amounts in millions of U.S. dollars, unless indicated)	2006	2005	2006	2005

Total ounces sold	144,113	91,625	430,787	302,552
Total ounces produced	145,634	90,535	432,052	293,633

Total cost of sales per the financial statements	$31.5	$21.3	$93.9	$60.5

Adjustments for revenue recognition ((difference in cost of ounces (sold out of) or put into inventory))	0.2	(0.2)	1.5	(1.1)

Adjustment for silver by-product credit	(5.2)	(0.2)	(12.9)	(0.4)

Total cash cost of production per Gold Institute Production Cost Standard	$26.5	$20.9	$82.5	$59.0

Total cost of sales per ounce of gold sold	$219	$232	$218	$200

Total cash cost per ounce of gold produced per Gold Institute Production Cost Standard	$182	$231	$191	$201

Depreciation, depletion and amortization per the financial statements	$20.4	$11.0	$59.4	$34.2

Net adjustments for cost of ounces produced but not sold, non-production-related depreciation and future income tax effects	(1.8)	(0.9)	(5.4)	(3.0)

Total cost of production per Gold Institute Production Cost Standard	$45.1	$31.0	$136.5	$90.2

Total cost of production per ounce of gold produced per Gold Institute Production Cost Standard	$308	$342	$315	$307

Depreciation and depletion charges were $20.4 million for the three months ending September 30, 2006 compared to $11.0 million for the comparable period in 2005. For the nine month periods ended September 30, depreciation and depletion charges were $59.4 million during 2006 compared to $34.2 million during 2005. Total per-ounce charges increased as the Marlin Mine was incorporated into the production numbers. Marlin charges, like El Sauzal, included the amortization of the costs allocated to the properties at the time of the Company’s acquisition of Francisco Gold Corp. A change in accounting for deferred stripping, effective January 1, 2006, also resulted in an increase in reported charges at Marigold. Costs of deferred stripping are now amortized over specifically identified ounces as opposed to the life-of-mine reserves, driving the current per-ounce rate higher. With the inclusion of Marlin production and the change at Marigold, depreciation and depletion charges for the nine months ended September 30, 2006 are approximately $124 per ounce of gold versus the comparable 2005 charges of $106 per ounce of gold.
Other Income and Expenses
The Company expensed exploration expenditures of $2.5 million during the three months ended September 30, 2006, as discussed under the section entitled “Exploration”, above. Exploration expense in the third quarter of 2005 totaled $2.9 million. Dee Project expenditures were the most significant ($1.2 million expensed in the third quarter of 2006), followed by the Cerro Blanco project (expenses of $0.8 million).
General and administrative expense during the third quarter of 2006 was $2.8 million, with an additional $1.6 million of stock-based compensation. General and administrative expense was $1.8 million for the three months ended September 30, 2005 plus the non-cash charges of $1.8 million related to stock-based compensation. The 2006 expense reflected increased travel and employee expenses and significant costs related to Sarbanes-Oxley compliance requirements. Other operating expenses in the third quarters of 2006 and 2005 were $0.3 million and $0.9 million, respectively, for accretion expense and other site closure accruals. General and administrative expense for the nine months ended September 30, 2006 was $9.3 million, and stock-based compensation totaled $4.8 million. During the nine months ended September 30, 2005, general and administrative expense was $9.9 million, with an additional $3.6 million of stock-based compensation. The 2005 expense reflected a $4.0 million charge related to the tender offer for Goldcorp.
The Company incurred $1.5 million of interest expense during the three months ended September 30, 2006 ($4.2 million for the nine months ended September 30, 2006). Interest expense was $1.1 million in the third quarter of 2005, all of which was capitalized to the Marlin Project. $2.3 million of interest expense was capitalized to the Marlin Project in the nine months ended September 30, 2005.
Interest income increased to $0.8 million during the three months ended September 30, 2006. Interest income was $0.2 million in the three months ended September 30, 2005. Other expense was $3.7 million for the three months ended September 30, 2006 comprised of Guatemala revenue-based income tax of $1.2 million, transaction costs related to the Goldcorp plan of arrangement of $2.8 million, offset by a foreign currency gain of $0.2 million and other income of $0.1 million. Other income in the three months ended September 30, 2005 was $1.2 million, primarily from the sale of investment securities. Interest income was $1.8 million for the nine months ended September 30, 2006 (2005 — $0.5 million). Other expense was $3.2 million in the nine months ended September 30, 2006, comprised of the $1.2 million in taxes, $2.8 million of transaction costs, $0.2 million of foreign currency losses offset by $1.0 million of other income. Other income in the nine months ended September 30, 2005 was $1.5 million that consisted of $1.6 million of other income ($1.1 million on the sale of investment securities and $0.5 million other miscellaneous income) offset by $0.1 million of foreign exchange losses.
In the third quarter of 2006, current tax expense was $11.9 million for cash taxes payable related to El Sauzal and additionally to the San Martin operation. (2005 – $0.7 million). Future income tax benefit was $2.9 million during the third quarter of 2006 compared to $0.5 million of expense during the third quarter of 2005. For the nine months ended September 30, 2006, current tax expense was $26.6 million compared to $3.8 million for the nine months ended September 30, 2005. Future income tax expense was $2.7 million for the nine months ended September 30, 2005. In the nine months ended September 30, 2006, the Company recorded future income tax benefits of $10.6 million, including $7.0 million related to recognition of available deductions.
LIQUIDITY AND CAPITAL RESOURCES
Working Capital and Cash Flow
The Company had working capital of $76.8 million at September 30, 2006, compared to $36.7 million at December 31, 2005. The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $38.4 million during the third quarter of 2006, compared to $14.8 million generated in the third quarter of 2005. For the third quarter a 57% increase in ounces of gold sold (144,113 ounces of gold in the third quarter of 2006 compared to 91,625 ounces during the third quarter of 2005) and a 36% increase in the realized gold price were the most significant factors ($609 per ounce during the third quarter of 2006 compared to $446 per ounce during the third quarter of 2005) in the increase. The Company had cash flow from operations before working capital adjustments and reclamation expenditures of $121.3 million for the nine months ended September 30, 2006, compared to $53.5 million for the same period in 2005. The number of ounces sold (430,787 in 2006 compared to 302,552 in 2005) as well as the average price realized were the most significant differences between these two periods.
Capital expenditures totaled $22.2 million for the third quarter of 2006, and $69.1 million year-to- date, as of the end of the third quarter. This compared to $40.0 million in the third quarter of 2005 and

$112.3 million for the nine months ended September 30, 2005. Capital expenditures in the third quarter of 2006 related to the Peñasquito Project were $10.9 million. The most significant expenditures were $4.6 million in property and equipment purchases, $2.4 million in engineering and procurement, $2.2 million in development and exploration costs, and $1.2 million in administration and indirect costs. Expenditures at Marlin were $5.0 million and included $3.3 million in expenditures on mine development and $1.7 million on equipment. Marigold Mine expenditures were $3.0 million on deferred stripping, $0.5 million on leach pad construction and process facilities, $0.7 million for mine development, and $0.5 million on equipment for a total of $4.7 million. At El Sauzal, $0.4 million was capitalized on the leach pad project. $0.9 million was capitalized for land purchases at the Cerro Blanco project. $0.2 million was capitalized at the San Nicolas Project (acquired as part of the Western Silver acquisition). Capital expenditures to date in 2006 were financed from the Company’s operating cash flow and working capital. The Company expects that all remaining capital expenditures in 2006 will be financed from the Company’s cash flow and working capital.
The Company received $4.8 million from the exercise of stock options in the three months ended September 30, 2006 compared to $7.9 million in the three months ended September 30, 2005. $11.7 million was received from exercise of stock options during the nine months ended September 30, 2006 compared to $8.5 million during the same period in 2005. Approximately $8.3 million received in 2006 was attributable to options exercised by former employees and directors of Western Silver.
Long-term liabilities
Long-term liabilities were $563.4 million at September 30, 2006, compared to $188.6 million at December 31, 2005. Long-term liabilities consist of amounts for future reclamation costs, long-term debt and future income taxes. At September 30, 2006, the non-current site closure and reclamation liability was $16.0 million ($12.2 million at December 31, 2005). The increase reflected the addition of the Marlin Mine and an increased inflation rate. Long-term debt incurred for construction at the Marlin Project decreased to $65.0 million at March 31, 2006 ($80.0 million at December 31, 2005), as the first principal payments of $15.0 million, due in 2007, were reclassified to current portion, long-term debt. Future income taxes increased from $96.4 million at December 31, 2005 to $482.3 million, primarily from recording the tax effect of $396.5 million on the excess purchase price of Western Silver.
Capital Resources
In 2004, the Company signed a loan agreement with International Finance Corporation, a division of the World Bank. The facility provided $45.0 million in funding for development of the Company’s Marlin Project in Guatemala. The loan is repayable over three years at a six-month LIBOR plus 2.625%-based interest rate. The facility is secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. At September 30 and October 27, 2006, there was $45.0 million outstanding under the facility (December 31, 2005 — $45.0 million, September 30, 2005 — $45.0 million). The interest rate at September 30 and at October 27, 2006 was 8.235% (December 31, 2005 - 6.445%, September 30, 2005 – 6.445%). Semi-annual repayments of $7.5 million are scheduled from January 2007 through July 2009.
On March 4, 2005, the Company finalized a $50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. There was $35.0 million outstanding under this facility at September 30 and October 27, 2006, (December 31, 2005 — $35.0 million, September 30, 2005 – $35.0 million). The LIBOR-based interest rate at September 30 and October 27, 2006 was 6.685% (December 31, 2005 - 5.57%, September 30, 2005 – 5.036%).
For the three months ended September 30, 2006, $1.5 million was incurred in interest expense. For the three months ended September 30, 2005, $1.1 million of interest and financing costs were incurred and capitalized to the Marlin Project. For the nine months ended September 30, 2006, $4.2 million was incurred in interest expense. For the nine months ended September 30, 2005, $2.3 million of interest was capitalized to the Marlin Project. The Company continued to be in compliance with all of its debt covenants as of September 30 and October 27, 2006.

In the course of its business, the Company may issue debt or equity securities to meet the growth plans of the Company if it determines that additional funding could be obtained under favorable financial terms. No assurance can be given that additional funding will be available or, if available, will be on terms acceptable to the Company.
COMMITMENTS AND CONTINGENCIES
In the course of its normal business, the Company incurs various contractual obligations and contingent liabilities. These contractual obligations and contingencies as at September 30, 2006 are shown in the table below:

Contractual Obligations	Less than one			More than
(in millions of U.S. dollars)	year	1 – 3 years	4 – 5 years	5 years	Total
Operating leases	$0.3	$0.8	$0.2	—	$1.3
Minimum royalty payments	$0.4	$0.8	$0.8	$3.2	$5.2
Construction and equipment purchase contracts	$23.3	$46.7	—	—	$70.0
Long-term debt (1)	$15.0	$65.0	—	—	$80.0

	Less than one			More than
Contingencies	year	1 – 3 years	4 – 5 years	5 years	Total
Future site closure and reclamation costs (2)	$0.2	$0.7	$1.6	$20.2	$22.7

(1)	Reflects the $80.0 million principal outstanding as of September 30, 2006. Does not include future interest payments on the long-term debt.

(2)	In the Company’s financial statements, $0.2 million of these obligations are included in current liabilities and $16.0 million in long-term liabilities. The Company has $13.7 million in cash and certificates of deposit as collateral backing these obligations.
OUTSTANDING SHARE INFORMATION
The Company had 167,246,978 common shares outstanding as of September 30, 2006. As of October 27, 2006 there were 167,548,096 common shares outstanding. As of September 30, 2006 the Company had outstanding 3,049,218 stock options and 2,770,676 stock options outstanding as of October 27, 2006. All outstanding options are each exercisable into one common share.
LEGAL PROCEEDINGS
On August 23, 2006, the Interior Board of Land Appeals (“IBLA”) affirmed the decision of the Bureau of Land Management (“BLM”) approving the Company’s plan of operations for the Millennium expansion at the Marigold mine in Nevada. The BLM decision had been appealed by Western Exploration Inc., a company holding private lands in the vicinity of the expansion area. The Company has been conducting development and mining operations in the expansion area since 2004, following the IBLA’s decision in April 2004 to deny the appellant’s request for a stay of the BLM decision.
In a civil action in Honduras, both the Country of Honduras and the Company, as intervenor, have appealed a recent lower court decision in favor of a private party against the Country of Honduras where the plaintiff is suing for recognition of their right of a mineral discovery in the area of the San Martin Mine. A judgment was handed down ruling that a net profits royalty was due to the plaintiff, however the Company believes the alleged site is located outside the present and anticipated mining areas of the mine. The mines ministry in Honduras will need to review and document the original claim boundary before any further action can be taken. The Company continues to believe this action will not have a material adverse effect on the financial position or results of operations of the Company.
CRITICAL ACCOUNTING POLICIES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 of the notes to its consolidated financial statements included in the Company’s 2005 Annual Report to Shareholders, and a discussion of some of the more significant policies is also included in the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.
The Company records the cost of mining ore stacked on its leach pads and in process at the El Sauzal and Marlin mills as work-in-progress inventory, and values work-in-progress inventory at the lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in the El Sauzal and Marlin mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.
The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production. A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of its mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.
In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.
The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company’s earnings and net assets.

CHANGE IN ACCOUNTING POLICIES
In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“EIC”) issued an abstract on deferred stripping (EIC 160) which was made effective for years beginning on or after July 1, 2006, with early adoption permitted. Under the abstract, stripping costs may be capitalized during the production phase of a mine if it can shown to provide a betterment to the mineral property. A betterment occurs when the stripping activity provides access to ounces of reserves that will be produced in future periods. These costs are deferred and amortized over the production of the ounces to which the costs relate. Previously, the Company amortized these costs over the life-of-mine reserves. The Company has adopted, on a prospective basis, this abstract on deferred stripping. On adoption at January 1, 2006, the Company’s capitalized deferred stripping balance was $19.8 million, including $5.2 million of stripping costs incurred during the production phase. The Marigold Mine (66.67% owned by the Company) is the only operation of the Company that incurs substantial stripping.

Nine months ended
September 30, 2006
Deferred stripping incurred during the production phase	(unaudited)

Balance, beginning of year	$5.2
Deferred during the period	12.7
Amortization	(2.5)

Balance, September 30, 2006	$15.4

HEDGING AND OTHER FINANCIAL INSTRUMENTS
As at September 30, 2006, the Company had no gold or silver ounces hedged and currently has no plans to engage in any hedging activities.
The Company’s current hedging policy, approved by the Board of Directors, gives management the discretion to commit up to 60% of planned gold production and up to 90% of planned silver production for up to five years. Management is authorized to use any combination of spot, forward, spot-deferred forwards and put or call options. Although this is the approved policy, management’s current intention and practice is to not hedge any part of the Company’s gold or silver production and the Company currently has no hedging contracts in place. In the future, the Company will consider hedging a portion of the by-product silver production at Marlin. Since the Company does not currently engage in gold hedging activities, the Company’s exposure to the impact of gold price volatility is higher and thus can have a direct impact on its profitability.
The Company is exposed to fluctuations in foreign currencies through its foreign operations primarily in Honduras, Mexico, Guatemala and Canada. The Company monitors this exposure, but had no hedge positions at September 30, 2006.
The Company’s financial instruments consist of cash and cash equivalents, accounts and interest receivable, investments, accounts payable and accrued liabilities, taxes payable and long-term debt. Other than investments and long-term debt, the carrying amounts of the Company’s financial instruments approximate their fair values due to the short term to maturity of such instruments. Management believes that the carrying value of long-term debt approximates fair value at September 30, 2006, due to its market-based interest rate.
CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures, as required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.
The Company’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act and Canadian Securities laws is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, believes that its disclosure controls and procedures are effective to provide such reasonable assurance.
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, C. Kevin McArthur, certify that:
1. I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 27, 2006	/s/ C. Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATIONS PURSUANT TO SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
I, Cheryl A. Sedestrom, certify that:
1. I have reviewed this quarterly report on Form 6-K of Glamis Gold Ltd.;
2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;
3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:
a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

c)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):
a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 27, 2006	/s/ Cheryl A. Sedestrom
Cheryl A. Sedestrom
Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
      In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended September 30, 2006 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, C. Kevin McArthur, in my capacity as Chief Executive Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 27, 2006	/s/Kevin McArthur
C. Kevin McArthur
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
      In connection with the quarterly report of Glamis Gold Ltd. (the “Company”) on Form 6-K for the period ended September 30, 2006 as filed with the U.S. Securities and Exchange Commission on the date hereof (the “Report”) I, Cheryl A. Sedestrom, in my capacity as Chief Financial Officer of the Company, do hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 27, 2006	/s/ Cheryl A. Sedestrom
Cheryl A. Sedestrom
Chief Financial Officer